                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

         Under the Securities Exchange Act of 1934 (Amendment No. 10)*

                             GREAT FALLS BANCORP

                              (Name of Issuer)
                  Common Stock, $1.00 par value per share

                     (Title of Class of Securities)
                              390 380 10-3

                             (CUSIP Number)
                     JOHN L. SOLDOVERI, 247 Union Blvd.,
                     Totowa, NJ 07512 -- (201) 942-2200

       (Name, Address and Telephone Number of Person Authorized to Receive
           Notices and Communications)
                              July 31, 1995

          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [  ].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. NOTE: MR. SOLDOVERI'S PRIOR AMENDMENT TO SCHEDULE 13D, DATED APRIL 30, 1995, WAS INCORRECTLY DESIGNATED AMENDMENT NO. 11. IT SHOULD HAVE BEEN DESIGNATED AMENDMENT NO. 9.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 390 380 10-3
1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     John L. Soldoveri
     SSN ###-##-####

2)  Check the Appropriate Box if a Member of a Group
    (See Instructions)   (a)  [  ]
                         (b)  [  ]

3)   SEC Use Only

4)   Source of Funds (See Instructions)
     Not applicable

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
     Not applicable

6)   Citizenship or Place of Organization
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7)  Sole Voting Power
     82,671

8)   Shared Voting Power
     27,013

9)   Sole Dispositive Power
     82,671

10)  Shared Dispositive Power
      27,013

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      144,237

12)   Check box if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)  [  ]

13)   Percent of Class Represented by Amount in Row (11)
        13.06%

14)   Type of Reporting Person (See Instructions)
        IN

Item 1.  Security and Issuer

This statement relates to the Common Stock, $1.00 par value per share ("Common Stock"), of Great Falls Bancorp (the
"Corporation"). The Corporation's principal executive office is located at 55 Union Boulevard, Totowa, NJ 07512.


Item 2.  Identity and Background

This Statement is being filed by John L. Soldoveri, whose residence address is 3 Battle Ridge Trail, Totowa, New Jersey 07512. Mr. Soldoveri's principal occupation is Vice President, Soldoveri Agency, 247 Union Boulevard, Totowa, NJ 07512 and Vice President, Rhodes Agency, Inc., 290 Lafayette Avenue, Hawthorne, NJ 07506 (real estate and insurance agencies). He is semi-retired and works on a part-time basis.

Mr. Soldoveri has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Soldoveri has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Soldoveri is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration

On July 31, 1995, Mr. Soldoveri acquired beneficial ownership of 13,026 shares of the Corporation's Common Stock. This total includes an increase in beneficial ownership of 3,056 shares via derivative securities related to unexercised stock options held by Mr. Soldoveri (121 shares) and Equity Contracts held by him and his wife (2,935 shares). This acquisition resulted entirely from a 10% stock dividend declared during June, 1995 by the Corporation's Board of Directors. The stock dividend was paid on July 31, 1995 to all shareholders of record on June 30, 1995. Such shares were acquired solely on a pro rata basis, without the payment of any consideration by Mr. Soldoveri.

As previously reported, on April 18, 1995 the Corporation granted to Mr. Soldoveri, pursuant to the Corporation's 1995 Stock Option Plan (the "1995 Plan"), stock options to purchase 3,000 shares. Pursuant to the 1995 10% stock dividend reported in the prior paragraph, the number of shares subject to such options was automatically adjusted to 3,300 shares pursuant to the provisions of the 1995 Plan, and the option price per share was adjusted from $12.50 to $11.36 per share. The 1995 options will first become exercisable, to the extent of 1,100 shares (as so adjusted), on October 19, 1995. Under SEC rules relating to beneficial ownership, such 1,100 shares are to be treated as beneficially owned as of August 20, 1995. The remaining 2,200 shares are not presently deemed to be beneficially owned by Mr. Soldoveri for purposes of Schedule 13-D, and are not included in the shares reported herein.

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Item 4.  Purpose of Transaction

The increase in beneficial ownership of shares pursuant to the declaration of the 10% stock dividend payable on July 31, 1995 and pursuant to the approaching exercisability during October, 1995 of some of the 1995 stock options was not the result of any investment decision by Mr. Soldoveri, and was without any consideration paid by him. The distribution of the stock dividend did not affect the percentage of Mr. Soldoveri's ownership of the outstanding stock of the Corporation, and has no bearing upon his previously stated intentions with respect to any future acquisition or disposition of the Corporation's Common Stock.

Mr. Soldoveri's present intention is to exercise all of the stock options granted to him under the 1995 Stock Option Plan at some time before such options lapse on December 31, 1997, assuming the value of the Common Stock continues to exceed the adjusted option price per share, currently $11.36.

Except as stated above, Mr. Soldoveri has no plans or proposals at the present time which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries; a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the present Board of Directors or management of the Corporation, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; any material change in the present capitalization or dividend policy of the Corporation; any other material change in the Corporation's business or corporate structure; changes in the Corporation's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

(a) Mr. Soldoveri is the beneficial owner of 144,237 shares of Common Stock of the Corporation, which represents 13.06% of the issued and outstanding Common Stock of the Corporation. This consists of the following:

(1) 82,671 shares held directly by Mr. Soldoveri in his own name, with respect to which Mr. Soldoveri has sole voting power and sole investment power.
(2)  27,013 shares held by Mr. Soldoveri's wife, Grace P.
Soldoveri, with respect to which Mr. Soldoveri has shared voting power and shared investment power.

(3) 1,331 shares of Common Stock owned derivatively as a result of presently exercisable options previously granted under the Corporation's 1993 Stock Option Plan. The adjusted option price is $7.51 per share.

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(4)  1,100 shares of Common Stock owned derivatively as a result of presently exercisable options previously granted under the Corporation's 1995 Stock Option Plan. The adjusted option price is $11.36 per share.

(5) 29,795 shares of Common Stock derivatively owned as a result of presently exercisable options under $320,000 face amount of Equity Contracts, held directly by Mr. Soldoveri. The adjusted option price is $10.74 per share.

(6)  2,327 shares of Common Stock held indirectly, by Mr.
Soldoveri's wife, Grace Pinder Soldoveri, subject to presently exercisable options under $25,000 face amount of Equity
Contracts.  The adjusted option price is $10.74 per share.

(b) Except for the shares owned by Mr. Soldoveri's wife (with respect to which Mr. Soldoveri has no voting power or investment power, either sole or shared), Mr. Soldoveri has sole investment power and sole voting power with respect to all such shares of Common Stock, and sole investment power with respect to such derivative securities. (The Equity Contracts and stock options have no voting power.)

(c) The only transactions in the Common Stock of the Corporation that were effected during the past 60 days by Mr. Soldoveri are as follows:

Date of        Number of       Price per        Nature of
Acquisition     Shares         Share            Transaction

07/31/95          13,026         N/A            Stock Dividend

08/20/95           1,100         N/A            Stock Options will become
                                                exercisable within 60 days--
                                                not included in stock
                                                dividend number above

 (d), (e)  Not applicable


Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer

Mr. Soldoveri is the husband of Mrs. Grace Soldoveri.

There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Soldoveri and any other person with respect to any securities of the Corporation, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


>PAGE>
Item 7.  Material to be Filed as Exhibits

Not applicable. There are no written agreements, contracts, arrangements, understandings or proposals of the nature described in Item 7.



Signature.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 29, 1995
Date


/s/ John L. Soldoveri

Signature


John L. Soldoveri
Name/Title